UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

/s/ W. J. Adams

Name:  William J. (Bill) Adams

Title:

Title:     Chief Financial Officer,
            Vice President, Finance, Secretary and Treasurer

Date:  August 28, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	News release dated August 28, 2006.

Exhibit 99.1
AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

For Immediate Release:

August 28, 2006

Vancouver, British Columbia – AnorMED Inc. (AMEX:AOM;TSX:AOM) today announced that it has called the Company’s 2006 Annual and Special Meeting of Shareholders to be held on Tuesday, September 19, 2006, at 2:30pm (Pacific Time) in Vancouver, British Columbia, in the Plaza Ballroom of the Hyatt Regency Hotel.

In connection with this Meeting, the Company has mailed Meeting materials to its shareholders.  At the Meeting, shareholders will be asked to, among other things, approve the adoption of the 2006 AnorMED Incentive Stock Option Plan (the “2006 Plan”), which was adopted by the AnorMED Board in order to promote the Company's interests and long-term success by providing directors, officers, employees and consultants with an opportunity to purchase common shares and benefit from their appreciation, as well as to conform the 2006 Plan to recent changes made to the Toronto Stock Exchange's policies on stock based compensation arrangements.  There are currently 2,739,572 options outstanding under the Company’s existing option plan adopted in 1996 (the “1996 Plan”), representing 6.58% of the Company’s 41,660,411 outstanding common shares.  The total number of AnorMED common shares issuable under 1996 Plan and the 2006 Plan combined, as at today’s date, is 6,869,090, representing 16.49% of the Company’s outstanding common shares.  The Toronto Stock Exchange has accepted the 2006 Plan for filing, subject to the approval of AnorMED shareholders being obtained at the Meeting.

About AnorMED Inc.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.

The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”).  Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding the Company’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management.  The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. With respect to the forward-looking statements contained in this press release, the Company has made numerous assumptions regarding, among other things: our expectation that shareholders will approve the adoption of the 2006 AnorMED Incentive Stock Option Plan; our ability to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; our ability to pay for the costs of launching MOZOBIL for stem cell transplant indications and the costs of future products in our targeted indications; our ability to rely on third parties for the continued supply and manufacture of MOZOBIL; our ability to obtain patents and other intellectual property for our drug candidates; our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others; our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals; and our expectation that we will be able to obtain future equity financing on commercially acceptable financial terms, or at all.  The foregoing list of assumptions is not exhaustive.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: shareholders might not approve the adoption of the 2006 AnorMED Incentive Stock Option Plan; we may not be able to develop and obtain regulatory approval for MOZOBIL in stem cell transplant indications and any future product candidates in our targeted indications; we may not be able to establish marketing and sales capabilities and the costs of launching MOZOBIL stem cell transplant indications and any future products in our targeted indications may be greater than anticipated; we rely on third parties for the continued supply and manufacture of MOZOBIL; we may face unknown risks related to intellectual property matters; we may face competition from other pharmaceutical or biotechnology companies; we will require substantial additional financing to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals; and we may not be able to obtain future equity financing on commercially acceptable financial terms, or at all.

Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.  We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

For further information:

Company Contact: W.J. (Bill) Adams, CA, Chief Financial Officer, Tel: 604-530-1057, Email: wjadams@anormed.com or
Kim Nelson, Ph.D., Manager, Investor Relations, Tel: 604-532-4654, Cell: 604-614-2886, Email: knelson@anormed.com

Media Contact: Shafiq Jamal, James Hoggan & Associates, 604-739-7500